

10030471

8/31/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Sonterra Boulevard, Suite 230
(No. and Street)

San Antonio, (City) Texas (State) 78258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. David Gartley 210-490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 (Address) San Antonio, (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/31

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JESSICA WHITE
MY COMMISSION EXPIRES
April 24, 2012

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*Required by SEC.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of The Champion Group, Inc. (the Company), as of June 30, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Champion Group, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Antonio, Texas
August 24, 2010

THE CHAMPION GROUP, INC.

Statement of Financial Condition
June 30, 2010

ASSETS	
Current Assets:	
Cash	$ 101,853
Accounts Receivable - Commissions	9
Accounts Receivable - Employees	2,146
Prepaid Expenses	57,751
Total Current Assets	161,759
Fixed Assets:	
Office Equipment	136,724
Furniture & Fixtures	14,859
Leasehold Improvements	26,098
Total Fixed Assets	177,681
Accumulated Depreciation	(141,529)
	36,152
Other Assets:	
Security Deposits	6,175
Investments	5,404
Total Other Assets	11,579
TOTAL ASSETS	$ 209,490
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts Payable - Trade	$ 14,216
Accrued Liabilities	11,701
Income Tax Payable	4,343
Total Current Liabilities	30,260
Long-Term Liabilities:	
Deferred Tax Liability	1,550
Total Liabilities	31,810
Stockholders' Equity:	
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding	3,500
Additional Paid-In Capital	81,500
Other Comprehensive Income	(2,766)
Retained Earnings	95,446
Total Stockholders' Equity	177,680
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 209,490

THE CHAMPION GROUP, INC.

Statement of Income
Year Ended June 30, 2010

Revenues		
Commission Income	$	2,978,724
Interest Income		71
		2,978,795
Expenses		
Advertising		8,092
Business Promotion		44,319
Commissions		2,308,135
Contract Labor		209
Depreciation		16,686
Dues and Subscriptions		8,359
Other Taxes		5,895
Insurance - Medical		43,808
Insurance - Liability		6,037
Interest		1,249
Licenses and Examination Fees		34,476
Office		71,990
Payroll Taxes		126,245
Postage and Shipping		9,275
Professional Fees		101,485
Salaries		143,116
Storage and Equipment Rental		11,603
Training and Education		5,083
Travel and Entertainment		14,900
Other Expenses		659
		2,961,621
Income (Loss) Before Provision for Income Taxes		17,174
Provision (Benefit) for Income Taxes		
Current		4,343
Deferred		(1,197)
Total Income Tax Provision (Benefit)		3,146
Net Income (Loss)	$	14,028

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2010

	Common Stock	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total
Balance - June 30, 2009	$ 3,500	$ 81,500	$ (1,707)	$ 81,418	$ 164,711
Net Income (Loss)	-	-	-	14,028	14,028
Unrealized Gain (Loss) on Investments	-	-	(1,059)	-	(1,059)
Balance - June 30, 2010	$ 3,500	$ 81,500	$ (2,766)	$ 95,446	$ 177,680

THE CHAMPION GROUP, INC.

Statement of Cash Flows
Year Ended June 30, 2010

Cash Flows from Operating Activities:		
Net Income (Loss)	$	14,028
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:		
Depreciation		16,686
Loss on Disposals of Assets		292
(Increase) Decrease in:		
Accounts Receivable - Commission		26,847
Accounts Receivable - Employees		846
Security Deposits		(112)
Prepaid Expenses		(21,181)
Increase (Decrease) in:		
Accounts Payable		360
Accrued Liabilities		(11,222)
Commissions Payable		(16,078)
Income Tax Payable		(2,756)
Deferred Tax Liability		(1,197)
Net Cash Provided (Used) by Operating Activities		6,513
Cash Flows from Investing Activities:		
Purchase of Fixed Assets		(5,990)
Net Cash Provided (Used) by Investing Activities		(5,990)
Cash Flows from Financing Activities:		
Payments on Note Payable		(12,763)
Net Cash Provided (Used) by Financing Activities		(12,763)
Net Increase (Decrease) in Cash		(12,240)
Cash Balance - June 30, 2009		114,093
Cash Balance - June 30, 2010	$	101,853
Supplemental Information:		
Cash Paid During the Year for:		
Interest	$	1,249
Income Taxes	$	7,099
Noncash Investing Activity:		
Unrealized Loss on Investment	$	1,059

Note A - Organization and Summary of Significant Accounting Policies

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988, to engage in the broker/dealership of direct participation programs. The Company is also registered to sell mutual funds, stocks, and fully disclosed general securities on a commission basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Financial Accounting Standards Board (FASB) *Accounting Standards Codification*™ (the Codification or ASC)

The Codification is now the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective for interim and annual periods ending after September 15, 2009 and superseded all previously existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. Commencing with the year ended June 30, 2010, all references to GAAP now use the specific Codification Topic or Section rather than prior accounting and reporting standards. The Codification did not change existing GAAP and, therefore, did not affect the Company's financial position or results of operations.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2010 was $16,686.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. Related to the commissions receivable, there is the commission paid to the broker, which is accrued for as commissions payable. As of June 30, 2010, the Company had commissions receivable and commissions payable of $9 and $0, respectively.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Advertising Costs

Advertising costs are expensed as incurred and were $8,092 during the year.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2010.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Effective July 1, 2008, the Company adopted Topic 820, with the exceptions allowed under the modification described below. The adoption of Topic 820 did not affect the Company's financial position or results of operations.

In February 2008, the FASB modified Topic 820, which delayed the effective date for applying fair value disclosures for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The implementation of this provision of Topic 820 for these assets and liabilities effective July 1, 2009 did not affect the Company's financial position or results of operations.

As of June 30, 2010, such assets and liabilities were inconsequential to the financial statements.

Note B - Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. As part of this arrangement, the Company is provided with office facilities and long distance telephone service at no charge. During the year ended June 30, 2010, the Company received commissions totaling $2,971,942, from the sale of joint venture interests issued by Combined.

During the year ended June 30, 2010, the Company paid $24,250 to a family member of the President of the Company for professional services.

Note C - Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax expense at statutory rate	$ 2,576
Permanent Differences	571
Temporary Differences	1,152
Other	44
Net Current Tax Expense	$ 4,343

Note C - Federal Income Taxes (Continued)

The Company's deferred tax benefit is composed of the following:

Change in tax effect of:

Temporary Depreciation Differences	$ 1,197

The components of the deferred tax liability are as follows:

Temporary Differences – Depreciation	$ 1,550

Note D – Note Payable

On December 19, 2007, the Company entered into a $23,474 note payable with CIT Technology Financing Services, Inc. The note bears interest at 11.6% and is payable in monthly installments of $776 with a maturity date of December 2010. The note was paid in full during the year ended June 30, 2010.

Note E – Significant Concentrations of Credit Risk

The Company maintains its cash balance at one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. In addition to the standard FDIC coverage, all commercial non-interest bearing accounts are fully covered through the FDIC Transaction Account Guarantee Program through December 31, 2010. At June 30, 2010, the account balances at this bank were fully insured.

Note F - Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note B). During 2010, commissions from the sale of joint venture interests that Combined issued aggregated $2,971,942 or 99.8% of total commission income.

Note G - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2010, the Company had net capital of $76,136, which was $71,136 in excess of its required net capital of $5,000. The Company's net capital ratio was .3974 to 1.

Note H - Operating Leases

The Company leases office equipment accounted for under an operating lease expiring in 2012. For the year ended June 30, 2010, rental expense for this lease was $7,736.

Minimum future rental payments under the non-cancelable operating lease as of June 30, 2010 for each of the remaining years is as follows:

Year Ended June 30,	Amount
2011	$ 6,600
2012	5,500
Total	$ 12,100

Note I - Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2010.

Note J – Subsequent Events

The Company has evaluated subsequent events through August 24, 2010, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2010

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$ 177,680
Add: Other Deductions or Allowable Credits – Deferred Income Tax Liability	1,550
Less: Nonallowable Assets	102,294
Net Capital before Haircuts on Securities	76,936
Haircuts on Securities	(800)
Net Capital	76,136
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 71,136

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Accounts Payable and Accrued Expenses	$ 25,917
Income Tax Payable – Current	4,343
Total Aggregate Indebtedness	$ 30,260

Ratio: Aggregate Indebtedness to Net Capital	**.3974 to 1**

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirements
June 30, 2010

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$	76,136
Difference – Year-end Audit Adjustments		-
Net Capital per Schedule I	$	76,136

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements of The Champion Group, Inc. (the Company) as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)
(CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Antonio, Texas
August 24, 2010

THE CHAMPION GROUP, INC.

Agreed-Upon Procedures Report
For the Year Ended
June 30, 2010

THE CHAMPION GROUP, INC.

Agreed-Upon Procedures Report
For the Year Ended June 30, 2010

TABLE OF CONTENTS

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2010, which were agreed to by The Champion Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating The Champion Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Champion Group, Inc.'s management is responsible for The Champion Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Checks #5089 and #5109 – QuickBooks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger for the period from July 2009 through June 2010] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences [not applicable].

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



San Antonio, Texas
August 24, 2010

SIPC-7 (32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (32-REV 6/10)

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

Amended

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040417 FINRA JUN
THE CHAMPION GROUP INC
800 E SONTERRA BLVD STE 230
SAN ANTONIO TX 78258-3941

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C. David Gartley 210-490-1482

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,676

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (612)

D. Assessment balance due or (overpayment) 1,064

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,064

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,064

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Champion Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

C. David Gartley, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1, 2009 and ending 6/30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,977,736

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 2,308,135

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. — (1,059)

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 71

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 71

Total deductions — 2,307,147

2d. SIPC Net Operating Revenues — $ 670,589

2e. General Assessment @ .0025 — $ 1,676

(to page 1 but not less than $150 minimum)